EXHIBIT 7.07

EXECUTION COPY

March 21, 2011

Primavera SPV Ltd. (“Primavera”)

Suite 5801, Two International Finance Centre

8 Finance Street, Central, Hong Kong

Attn: Jie Lian

Yunlong Yuan

Room 1603, Building 29

Lane 1333, Meichuan Road

Shanghai, China

Weinian Qi

Room 206, No. 436 Caoyangwucun

Putuo District, Shanghai, China

Re:	Equity Ownership of Parent at the Effective Time

Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of March 21, 2011 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Halogen Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Halogen Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Chemspec International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

1. Equity Ownership of Parent. Subject to the terms and conditions of the Merger Agreement, at or prior to the Effective Time, Parent shall issue (i) to Wise Lion Limited, a British Virgin Islands company with limited liability indirectly wholly-owned by Dr. Jianhua Yang, for US$6,000,000.00 in cash the number of ordinary shares of Parent (“Parent Shares”) representing, together with the one Parent Share owned by Wise Lion Limited, an equity of US$168,943,709.535 in Parent, (ii) to Prosper Advance Management Ltd., a Cayman Islands exempted company wholly-owned by Mr. Yunlong Yuan, for no consideration the number of Parent Shares representing an equity of US$2,879,550.00 in Parent, (iii) to Summer Lake Development Ltd., a Cayman Islands exempted company wholly-owned by Mr. Weinian Qi, for no consideration the number of Parent Shares representing an equity of US$1,919,700.00, and (iv) to Primavera for at least US$55,000,000.00 (the exact amount shall be determined jointly by Dr. Jianhua Yang and Primavera, provided that the equity ownership of Parent beneficially owned by Dr. Jianhua Yang shall not be below 70%) the number of Parent Shares representing, together with the one Parent Share owned by Primavera, an equivalent amount of equity in Parent. The total cash invested in Parent from equity sources and net cash from the contemplated debt financings will be used towards the Exchange Fund and other transaction related fees and expenses.

2. Termination. This letter agreement shall terminate automatically and immediately upon the termination of the Merger Agreement in accordance with its terms. Upon termination of this letter agreement, none of the parties hereto shall have any further obligations or liabilities hereunder.

3. Further Assurance. Each of the parties hereto shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

4. Representations and Warranties.

(a) Each of Dr. Jianhua Yang, Mr. Yunlong Yuan, and Mr. Weinian Qi hereby represents and warrants, on a several and not joint basis, that (i) he is a resident of the People’s Republic of China and he has all requisite power and authority to execute, deliver and perform this letter agreement, (ii) the execution, delivery and performance of this letter agreement do not contravene any provision of any Law or material contracts binding on him or his assets, and (iii) he is the 100% beneficial owner of Wise Lion Limited (with respect to Dr. Jianhua Yang), Prosper Advance Management Ltd. (with respect to Mr. Yunlong Yuan), or Summer Lake Development Ltd. (with respect to Mr. Weinian Qi).

(b) Primavera hereby represents and warrants that (i) it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) it has all requisite power and authority to execute, deliver and perform this letter agreement; (iii) the execution, delivery and performance of this letter agreement have been duly and validly authorized and approved by all necessary action and do not contravene any provision of Primavera’s memorandum and articles of association or other organizational documents, or any Law or material contracts binding on the Primavera or its assets, and (iv) the Person executing and delivering this letter agreement on behalf of Primavera is duly authorized to do so.

(c) Each of the parties hereto represents and warrants that this letter agreement constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception, if applicable.

(d) Each of the parties hereto represents and warrants that all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by such party has been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement.

5. Confidentiality. This letter agreement shall be treated as confidential, and may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of both Dr. Jianhua Yang and Primavera. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat the letter agreement as confidential, except that the Company may disclose the existence and content of this letter agreement (i) to its Affiliates and Representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations; (ii) to the extent required by applicable Law, (iii) as provided in the Merger Agreement and (iv) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided in the Merger Agreement.

6. No Assignment. The provisions of this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this letter agreement nor any rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of Dr. Jianhua Yang and Primavera (which consent shall not be unreasonably withheld, conditioned or delayed); provided that no assignment by a party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this letter agreement will be null and void.

7. Amendment. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by Dr. Jianhua Yang and Primavera in writing.

8. Third-Party Beneficiaries. This letter agreement shall be binding on, and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing set forth in this letter agreement shall be construed to confer upon or give to any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce any provisions of this letter agreement.

9. Severability. The provisions of this letter agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this letter agreement or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

10. Entire Agreement. This letter agreement, together with the Merger Agreement (including any schedules, exhibits and annexes hereto), the Confidentiality Agreement, the Guaranties, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Financing Agreements, contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the parties hereto or any of its Affiliates.

11. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)	If to Dr. Jianhua Yang:

Dr. Jianhua Yang

No. 200, Wu Wei Road

Shanghai 200331, China

Attention: Dr. Jianhua Yang

Facsimile: +86 (21) 6363 6993

e-mail: jianhua.yang@chemspec.com.cn

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang

Facsimile: +86 (10) 6535 5577

e-mail: peter.huang@skadden.com

(b)	If to Primavera:

Primavera Capital (Cayman) Fund I L.P.

Suite 5801, Two International Finance Centre

8 Finance Street, Central, Hong Kong

Attention: Jie Lian / Lawrence Wang

Facsimile: +852 3767 5001

e-mail: jie.lian@primavera-capital.com / lawrence.wang@primavera-capital.com with a copy (which shall not constitute notice) to:

Latham & Watkins

41st Floor, One Exchange Square

8 Connaught Place, Central, Hong Kong

Attention: David T. Zhang

Facsimile: +852 2522 7006

e-mail: david.zhang@lw.com

(c)	If to Mr. Yunlong Yuan:

Yunlong Yuan

Room 1603, Building 29

Lane 1333, Meichuan Road

Shanghai, China

(d)	If to Mr. Weinian Qi:

Weinian Qi

Room 206, No. 436 Caoyangwucun

Putuo District, Shanghai, China

12. Governing Law. This letter agreement shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

13. Arbitration.

(a) Any dispute, controversy or claim arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) (each a “Dispute”) shall be finally settled by arbitration.

(b) The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

(c) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

(d) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(e) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(f) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(g) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14. Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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Very truly yours,

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Agreed to and acknowledged

as of the date first written above:

PRIMAVERA SPV LTD.

By:	/s/ Jie Lian
Name: Jie Lian
Title: Authorized Signatory

By:	/s/ Yunlong Yuan
Name: Yunlong Yuan

By:	/s/ Weinian Qi
Name: Weinian Qi

Signature Page to Equity Ownership Side Letter